Supplement Dated June 14, 2024

to the Annual Notice dated April 29, 2024

for

Variable Deferred Annuity Contract

issued by

Farm Bureau Life Insurance Company

through

Farm Bureau Life Annuity Account

This Supplement updates certain information contained in the above-referenced Annual Notice regarding the Investment Options available under your Variable Deferred Annuity Contract (the “Contract”). Please read this Supplement carefully and retain it for future reference.

Effective June 1, 2024, the Fidelity® VIP Index 500 Portfolio and its investment adviser, Fidelity Management & Research Company, entered into an expense agreement which limits the Portfolio’s annual operating expenses, other than distribution and/or service (12b-1) fees, to 0.09%. This reduces the Portfolio’s total annual operating expenses, including distribution and/or service (12b-1) fees, from 0.35% to 0.34%. The Portfolio’s expenses may only be increased by a majority vote of both the Board of Trustees of Fidelity® Variable Insurance Products Funds and the Portfolio’s shareholders.

Because the Portfolio is the least expensive Investment Option available under the Contract, the tables that identify the minimum and maximum total operating expenses charged by any of the Investment Options that you may pay each year, depending on the options you choose, and the lowest and highest annual cost estimates based on current charges and accompanying narratives that appear in the “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT – Ongoing Fees and Expenses (annual charges)” section of the Annual Notice are replaced in their entirety with the following:

The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you elected.

Annual Fee	Minimum	Maximum
Base Contract[1]	1.39%	1.39%
Investment Options (portfolio company fees and expenses)[2]	0.34%	1.35%
Guaranteed Minimum Income Benefit Rider (if elected)[3]	0.96%	0.96%
Incremental Death Benefit Rider (if elected)[3]
Issue Ages 0-65	0.36%	0.36%
Issue Ages 66-75	0.72%	0.72%
Performance Enhanced Death Benefit Rider (if elected)[3]
Issue Ages 0-65	0.60%	0.60%
Issue Ages 66-75	1.20%	1.20%
1.	We calculate the Base Contract fee by dividing the total amount we receive from the annual Contract administrative charge, the asset-based administrative charge, and the mortality and expense risk charge for the last fiscal year by the total average net assets attributable to the Contract for that year.
2.	As a percentage of Investment Option assets.
3.	As a percentage of Accumulated Value.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges that substantially increase costs.

Lowest Annual Cost: $1,555.70	Highest Annual Cost: $4,204.66

Assumes:

•   Investment of $100,000

•   5% annual appreciation

•   Least expensive Investment Option fees and expenses

•   No optional benefits

•   No sales charges

•   No additional purchase payments, transfers, or withdrawals

Assumes:

•   Investment of $100,000

•   5% annual appreciation

•   Most expensive Investment Option fees and expenses

•   Most expensive combination of optional benefits

•   No sales charges

•   No additional purchase payments, transfers, or withdrawals

*   *   *

The Current Expenses figure for the Fidelity® VIP Index 500 Portfolio in the “INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT” section of the Annual Notice is replaced with 0.34%.

*   *   *

If you have any questions about your Contract or how these changes affect you, please do not hesitate to contact our Home Office toll free at 1-800-247-4170.

Additional information about the Investment Options available under your Contract can be found in the prospectuses for the Investment Options, which may be amended from time to time and can be found online at www.fbfs.com/variable-product-documents. You can also request this information at no cost by calling our Home Office at 1-800-247-4170 or by sending an email request to LifePolicyService@fbfs.com.